SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F T	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____	No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

A clarification announcement regarding possible acquisition of certain upstream oil and gas assets by China Petroleum & Chemical Corporation (the “Registrant”) from its parent company, which announcement was made by the Registrant on February 18, 2013.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

CLARIFICATION ANNOUNCEMENT

The board of China Petroleum & Chemical Corporation (the “Company”) notes that there have been recent reports regarding (i) the Company’s possible acquisition of certain upstream oil and gas assets from the Company’s parent company, China Petrochemical Corporation (the “Parent”) (the “Possible Acquisition”); and (ii) the linkage between the Company’s share placement completed on 14 February 2013 (the “Placing”) and the Possible Acquisition. The Company would like to make the following clarifications on this matter:

(i)	Acquisition of upstream oil and gas assets from the Parent is part of the Company’s existing business plan;

(ii)
Up to the date of this announcement, the Company has been evaluating a variety of assets owned by the Parent located outside China from business, legal and financial perspectives on a preliminary basis. However, as of the date of this announcement, the Company does not have a definitive timetable in relation to the Possible Acquisition;

(iii)
As disclosed in the Company’s announcement dated 4 February 2013, the proceeds of the Placing would be used for general corporate purposes. The possible applications include (but not limited to) funding the working capital of the Company, repaying existing loans and conducting project investments, etc.; and

(iv)
Apart from acquisition of assets under the Possible Acquisition from the Parent, the Company is not engaging in any discussions with parties (other than the Parent) for any significant acquisition plans which could potentially trigger the Company’s disclosure obligations under the Hong Kong Listing Rules and/or the Securities and Futures Ordinance.

The Company will closely monitor this matter and if, there is any inside information that needs to be disclosed under Part XIVA of the Securities and Futures Ordinance, the Company will make timely disclosure as appropriate.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, the PRC,
18 February 2013

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title: Secretary to the Board of Directors

Date: February 19, 2013